Chapman and Cutler LLP                                  111 West Monroe Street
                                                        Chicago, Illinois  60603


                                October 23, 2020




Mark Cowan
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549



                                  Re: FT 8952
                  Precious Metals Select Portfolio, Series 46
                                 (the "Trust")
                      CIK No. 1820077 File No. 333-248938
--------------------------------------------------------------------------------


Dear Mr. Cowan:

      We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

COMMENTS

General
_______

      1. PLEASE INCLUDE DISCLOSURE THAT BRIEFLY DESCRIBES THE UIT'S INDEMNIFICATION PROVISIONS RELATING TO OFFICERS, DIRECTORS, ETC. IN THE REGISTRATION STATEMENT AS REQUIRED BY RULE 484 (IN ADDITION TO PROVIDING THE UNDERTAKING).

      Response:  Please  refer  to  the  bullet  points under the section of the
Prospectus entitled "Expenses and Charges" where the Trust identifies circumstances under which the Trust may indemnify the Trustee and/or Sponsor of the Trust.

Portfolio
_________

      2. THE DISCLOSURE IN THE SECTION ENTITLED "ADDITIONAL PORTFOLIO CONTENTS" HIGHLIGHTS DIVIDEND-PAYING SECURITIES. WE NOTE SOME RISK DISCLOSURE REGARDING STOCKS THAT PAY DIVIDENDS IS INCLUDED AS PART OF THE "DISTRIBUTIONS RISK." PLEASE CONSIDER INCLUDING A SEPARATE RISK FACTOR FOR DIVIDEND-PAYING SECURITIES (AS DONE IN FT 8965).

      Response:  The  Trust  respectfully  declines  to  make  this change as it
believes   that  the  disclosure  in  the  "Distributions  Risk,"  as  currently presented, is appropriate for investor comprehension.

Risk Factors
____________

      3. WITH RESPECT TO THE EMERGING MARKETS DISCLOSURE WITHIN THE FOREIGN SECURITIES RISK DISCLOSURE, PLEASE ADD THAT "LESS INFORMATION ABOUT THE EMERGING MARKET COMPANIES IS PUBLICLY AVAILABLE DUE TO DIFFERENCES IN REGULATORY, ACCOUNTING, AUDITING AND FINANCIAL RECORDKEEPING STANDARDS AND AVAILABLE INFORMATION MAY BE UNRELIABLE OR OUTDATED."

      Response: The prospectus will be revised in accordance with the Staff's comment.

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

                                                     Very truly yours,

                                                     CHAPMAN AND CUTLER LLP


                                                     By  /s/ Daniel J. Fallon
                                                        ________________________
                                                             Daniel J. Fallon